UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Phoenix Gold International, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

719068-10-8

(CUSIP Number)

Timothy G. Johnson
9300 N. Decatur Street
Portland, Oregon 97203
(503) 286-9300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 719068-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PG Holding LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000,314

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,000,314

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,314

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 66.5*

14.	Type of Reporting Person (See Instructions) OO

*              Percentage is based upon 3,006,945 shares of the Issuer’s Common Stock outstanding as of January 5, 2004.

CUSIP No. 719068-10-8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Timothy G. Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,096,314 (including 96,000 shares that Mr. Johnson has the right to acquire within 60 days following January 5, 2004)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,096,314 (including 96,000 shares that Mr. Johnson has the right to acquire within 60 days following January 5, 2004)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,096,314

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 67.6*

14.	Type of Reporting Person (See Instructions) IN

*              Percentage is based upon 3,006,945 shares of the Issuer’s Common Stock outstanding as of January 5, 2004.

Item 1.	Security and Issuer
Title of class: Common Stock, no par value (the “Common Stock”)
Name and address of principal executive offices of Issuer: Phoenix Gold International, Inc. 9300 North Decatur Street Portland, Oregon 97203
Item 2.	Identity and Background

(a), (b), (c), and (f).  This Schedule 13D is filed by each of PG Holding LLC and Timothy G. Johnson.

PG Holding LLC (“PG Holding”) is a Washington limited liability company.  PG Holding’s principal business address is 1708 SE Halyard Lane, Vancouver, Washington  98661.  Its principal business at such address is the ownership of shares of the Common Stock.

Timothy G. Johnson is a citizen of the United States.  Mr. Johnson’s business address is 9300 N. Decatur Street, Portland, Oregon  97203.  Mr. Johnson is Chairman and Chief Executive Officer of the Issuer.  He is also Operating Manager of PG Holding.  Accordingly, he may be deemed to be an indirect beneficial owner of the shares of the Common Stock beneficially owned directly by PG Holding by virtue of his power to direct the vote or direct the disposition of securities owned by PG Holding.

(d)  During the last five years, neither PG Holding nor Mr. Johnson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, neither PG Holding nor Mr. Johnson was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The responses to Items 4, 5 and 6 of this statement are incorporated herein by reference.

Effective January 5, 2004, PG Holding purchased from Keith A. Peterson, a founder and formerly the Chairman and Chief Executive Officer of the Issuer, 1,619,000 shares of the Common Stock for aggregate cash consideration of $3,500,000, or $2.16 per share.  The source of the funds used by PG Holding to purchase the stock from Mr. Peterson was a capital contribution to PG Holding by Oregon Worsted Company, an Oregon corporation and a member of PG Holding.  As a result of the purchase, PG Holding obtained control of Issuer from Mr. Peterson through its acquisition of a majority of the Common Stock.

Concurrently with the purchase, Mr. Johnson, a member of PG Holding, made a capital contribution to PG Holding of 381,314 shares of the Common Stock owned by him.  Following the purchase and contribution, PG Holding holds 66.5% of the outstanding shares of the Common Stock.

Item 4.	Purpose of Transaction

The responses to Items 3, 5 and 6 of this statement are incorporated herein by reference.

PG Holding purchased the shares of Common Stock acquired from Mr. Peterson in order to obtain control of the Issuer.  Except as described in this Schedule 13D, PG Holding and Mr. Johnson have no immediate plans to either acquire more Common Stock or to dispose of Common Stock.  It is possible that PG Holding or Mr. Johnson may acquire additional Common Stock, or dispose of Common Stock, either through open market or in privately negotiated transactions.  The decision of either such person to do so will be influenced by, among other considerations, investment characteristics of the Common Stock, as well as both fundamental and technical analyses of the Issuer and the securities markets generally.

Neither PG Holding nor Mr. Johnson as beneficial owner of the Common Stock has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses to Items 3, 4 and 6 of this statement are incorporated herein by reference.  Common Stock ownership percentages described in this Schedule 13D are based upon 3,006,945 shares of the Issuer’s Common Stock being outstanding as of January 5, 2004.

Each of PG Holding, directly, and Mr. Johnson, indirectly as PG Holding’s Operating Manager, has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 2,000,314 shares of the Common Stock held by PG Holding.  These 2,000,314 shares of Common Stock represent approximately 66.5% of the Issuer’s Common Stock outstanding, based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”).  PG Holding is not currently the beneficial owner of any other shares of Common Stock.

Mr. Johnson also has the right to acquire Common Stock pursuant to the exercise of currently exercisable options granted under the Issuer’s 1995 Stock Option Plan to purchase up to 96,000 shares of Common Stock.  Accordingly, based on calculations made in accordance with Rule 13d-3(d) of the 1934 Act, Mr. Johnson is, directly or indirectly, the beneficial owner of 2,096,314 shares, or approximately 67.6% of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Items 2, 3, 4 and 5 of this statement are incorporated herein by reference.

By Irrevocable Proxy dated January 5, 2004, Keith A. Peterson irrevocably appointed Timothy G. Johnson, as Operating Manager of PG Holding, the proxy of Mr. Peterson to the full extent of Mr. Peterson’s rights with respect to 1,619,000 shares of the Common Stock owned of record by Mr. Peterson as of the close of business on December 12, 2003.  The Irrevocable Proxy empowers Mr. Johnson to vote such shares at the Issuer’s 2004 Annual Meeting of Shareholders.

Other than as described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships among PG Holding and Mr. Johnson, or between PG Holding or Mr. Johnson and any other person, with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1, Irrevocable Proxy dated January 5, 2004 from Keith A. Peterson to Timothy G. Johnson as Operating Manager of PG Holding LLC.

Exhibit 99.2, Joint Filing Agreement between PG Holding and Mr. Johnson pursuant to Rule 13d-1(k) under the 1934 Act.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2004
Date
/s/ Timothy G. Johnson
Signature
Timothy G. Johnson Operating Manager
Name/Title